FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: November 18, 2008

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Kyocera Mita Corporation announces Voluntary Public Takeover Offer to all Shareholders of TA Triumph-Adler AG

November 18, 2008

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

Kyocera Mita Corporation announces Voluntary Public Takeover Offer to all Shareholders of TA Triumph-Adler AG

Kyocera Mita Corporation, which is our subsidiary, has announced today “Voluntary Public Takeover Offer to all Shareholders of TA Triumph-Adler AG.”

For details, please see the following press release.

Kyocera Mita announces Voluntary Public Takeover Offer

to all Shareholders of TA Triumph-Adler AG

Osaka, November 18, 2008 – Kyocera Mita Corporation (President: Katsumi Komaguchi, “Kyocera Mita”) announced today that it will submit a voluntary public takeover offer to the shareholders of TA Triumph-Adler AG, a leading specialist in the document business in Germany. Official announcements of the tender offer pursuant to the legal provisions of the German Takeover Act (WpUG) have already been made in Germany.

1. Background

Kyocera Mita (headquartered in Osaka, Japan) is highly appreciated from the market as a manufacturer of information devices that are environmental and cost friendly. With its long-lasting technology, Kyocera Mita keeps replacement parts to a minimum and lessens the impact on the environment in terms of resources. In its market nowadays, along with the state-of-the-art performance of information devices, capability to propose the best solutions based on customers’ needs have become essential. This means improvement in sales force with strategic planning and approaching capabilities and having a stronger customer base will become keys to expanding its business.

TA Triumph-Adler AG (headquartered in Nuremberg, Germany) was established in 1896 and has a history of more than 100 years. It has mainly been engaged in the information technology business and has supplied and serviced printers, multi-functional products and fax machines. It became public in the German stock market for the first time in 1969. It has 60 direct sales locations within Germany and provides solution sales and services that are highly respected by customers. It also has a distribution business and exports to 33 different countries in Europe (besides Germany), Middle East and Africa. Kyocera Mita has had business with TA Triumph-Adler AG for more than 30 years and maintains a good partnership with them.

Kyocera Mita currently holds 29.99% shares in TA Triumph-Adler AG and recognizes TA Triumph-Adler AG as an equity method affiliate. It will make a voluntary takeover offer aiming to increase its shareholding to 60% to 75%. In this case TA Triumph-Adler AG would remain a listed company and for the time being Kyocera Mita does not intend to conduct a squeeze-out or enter into a domination agreement.

As a result of this transaction, Kyocera Mita is able to make important decisions together with TA Triumph-Adler AG’s management and seeks to expand its business by utilizing the two companies’ business infrastructure. To be more precise, Kyocera Mita plans to apply TA Triumph-Adler AG’s successful direct sales model outside of Germany in Europe and increase its level of service and customer satisfaction over a broader area which will lead to expansion of its business. Synergies are expected in both organizations and have to be worked out after the transaction to drive profitability for both companies.

Initial discussions between senior management of Kyocera Mita and TA Triumph-Adler relating to a potential takeover offer by Kyocera Mita have already taken place. Both parties are confident, that this kind of deepening the cooperation opens significant growth perspectives for Kyocera Mita and TA Triumph-Adler.

2. Summary of the Offer

Kyocera Mita has decided at its Board of Directors Meeting held on November 17th, 2008 to make a voluntary public takeover offer to the shareholders of TA Triumph-Adler AG for the purchase of their non-par-value bearer shares in TA Triumph-Adler AG against payment of EUR 1.90 per share.

The offer consideration exceeds the closing price of TA Triumph-Adler AG share by EUR 1.20 or 171 % respectively compared to the volume weighted average share price of the last three months before November 18, 2008.

The detailed terms and conditions of the offer will be published on the internet at

http://offer.kyoceramita.com.

3. Transaction Process

The offer document will be published after the permission by BaFin (German Federal Financial Supervisory Authority) in December 2008. This transaction is scheduled to finish in February 2009.

4. TA Triumph-Adler AG after Completion of the Transaction

Present members of the Management Board of TA Triumph-Adler AG will continue to be responsible for the business of the company.

5. Overview of Kyocera Mita

Kyocera Mita is a wholly owned subsidiary of Kyocera Corporation (headquartered in Kyoto, Japan, President: Makoto Kawamura) and is globally engaged in the business of manufacturing, sales and service of printers, multi-functional products and their consumables. With its ECOSYS concept and exclusive long-lasting technology, it keeps replacement parts to a minimum and lessens the impact on the environment in terms of resources which enables Kyocera Mita to offer document solutions that are environmental friendly. The ECOSYS products have also reduced the running cost, making them economical choices for the customers. Furthermore, Kyocera Mita will contribute in improving workflow efficiencies by offering the total solutions of printers and MFP with the leading-edge network technologies. Consolidated net sales for the year ended in March 2008 are 276.7 billion yen.

6. Overview of TA Triumph-Adler AG

TA Triumph-Adler AG offers a full range of products in the areas of printing, copying, scanning and faxing. As a specialist in the document business with more than 100 years of experience, it also offers document solutions which are highly accepted by its customers. It has 60 locations in Germany and also has business in 33 different countries outside of Germany. As of September 2008, they have over 190,000 installed systems at over 35,000 satisfied customers. Consolidated net sales for the year ended in December 2007 are 416.1 million Euros.

Contact

Kyocera Mita Corporation

Mr. T. Kawasaki

c-com@kyoceramita.co.jp